August 11, 2005
Mr. Joseph A. Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0305

Re:	Fauquier Bankshares, Inc.
Form 10-K for the Year Ended December 31, 2004
File 000-25805
Dear Mr. Foti:
The purpose of this letter is to respond to your comment letter dated August 1, 2005, regarding Principles of Consolidation on page 8 of Item 8 of the Annual Report on Form 10-K for Fauquier Bankshares, Inc. (the “Corporation”) for the year ended December 31, 2004 (the “2004 Form 10-K”). Your letter contained one comment related to the 2004 Form 10-K filing, which was as follows:
“Please clarify for us and revise future filings to clearly define your consolidation policy for Fauquier Statutory Trust (“Trust I”.) In this regard, as the disclosure in the first sentence states the consolidated financial statements include Trust I whereas you also disclose that the company no longer consolidates Trust I, it is unclear whether Trust I is being consolidated in the financial statements. Additionally, if you consolidate the accounts of Trust I, provide us specific accounting literature that supports your approach or amend your filing accordingly.”
Response: The first sentence of the Corporation’s consolidation policy on page 8 of Item 8 of the 2004 Form 10-K states that the consolidated financial statements include Trust I. This is true. Fauquier Statutory Trust I is a single-purpose, wholly-owned subsidiary of Fauquier Bankshares, Inc. formed for the purpose of issuing trust preferred securities, and it is included in the Corporation’s consolidated financial statements. The specific accounting literature that supports our approach toward consolidation is the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 94 “Consolidation of All Majority-Owned Subsidiaries,” as it amends Accounting Research Bulletin No. 51 “Consolidated Financial Statements”.
The fourth sentence of the Corporation’s consolidation policy on page 8 of Item 8 of the 2004 Form 10-K states that “FASB Interpretation No. 46(R) requires that the Corporation
Ten Courthouse Square 20186 • Post Office Box 561 • Warrenton, Virginia 20188
phone: 540-347-2700 • metro: 703-366-1600 • fauquierbank.com no longer consolidate Fauquier Statutory Trust I.” The effect of FASB Interpretation No. 46(R) could have been more clearly articulated by stating that “FASB Interpretation No. 46(R) requires that the Corporation no longer eliminate through consolidation the $124,000 equity investment in Fauquier Statutory Trust I made by Fauquier Bankshares, Inc.” In the Corporation’s consolidated financial statements for the years ended December 31, 2002 and 2003, the $124,000 equity investment made by the parent company was eliminated through consolidation. For the Corporation’s consolidated financial statements for the year ended December 31, 2004, the Corporation did not eliminate the $124,000 through consolidation, but instead, based on FASB Interpretation No. 46(R), reflected the $124,000 equity investment in the “Company-obligated mandatorily redeemable capital securities” line item in the consolidated balance sheet.
The Corporation appreciates the opportunity to clarify its consolidation policy, and as requested, will revise future filings accordingly. We hope the foregoing is responsive to the comment. Should you have further questions or comments, please feel free to contact the undersigned at (540) 349-0212.
In providing our response to your comments, the Corporation acknowledges that:
•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Corporation may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Again, thank you for the opportunity for Fauquier Bankshares, Inc. to clarify its consolidation policy.
Yours truly,
/s/ Eric P. Graap
Eric P. Graap
Senior Vice President and Chief Financial Officer

Cc:	Mr. Juan Migone; US Securities and Exchange Commission
Audit Committee of the Board of Directors; Fauquier Bankshares, Inc.